IRADIMED CORPORATION
1025 Willa Springs Drive
Winter Springs, Florida 32708
VIA EDGAR
May 6, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:	Mr. Nicholas O’Leary
Re:	Iradimed Corporation
Registration Statement on Form S-3/A
File No. 333-278487

Acceleration Request
Requested Date:	May 8, 2024
Requested Time:	4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IRADIMED CORPORATION, a Delaware corporation (the “Registrant”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3/A to become effective on May 8, 2024 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. David A. Bartz at (615) 780-6743.

Sincerely,

IRADIMED CORPORATION

By:	/s/ Roger Susi
Roger Susi
President, Chief Executive Officer and Chairman of the Board of Directors

cc:	David A. Bartz, K&L Gates LLP
Leib Orlanski, K&L Gates LLP
Zidong Liu, K&L Gates LLP